
SEC MAIL
RECEIVED
MAR - 1 2007
WASH. D.C.
PROCESSING
199
SECTION


07006071

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 American Metro Blvd., Suite 114
(No. and Street)

Hamilton (City) New Jersey (State) 08619 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Michel (609) 631-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City) New Jersey (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Eagle Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

MY COMMISSION EXPIRES
JULY 5, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
199

GLEN EAGLE ADVISORS, LLC

Statement of Financial Condition

December 31, 2006

With Independent Auditors' Report

Glen Eagle Advisors, LLC
Table of Contents
December 31, 2006



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey, New York and Pennsylvania

Independent Auditors' Report

To the Member
Glen Eagle Advisors, LLC
Hamilton, New Jersey

We have audited the accompanying statement of financial condition of Glen Eagle Advisors, LLC (a wholly owned subsidiary of Glen Eagle Investments, Inc.) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glen Eagle Advisors, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown

February 20, 2007

Glen Eagle Advisors, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	62,739
Restricted cash		25,000
Due from clearing broker		10,085
Property and equipment, net		8,353
Prepaid expenses and other assets		9,181
	$	115,358

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	30,385
Member's equity		84,973
	$	115,358

The Notes to Financial Statements are an integral part of these statements.

1. Business and Summary of Significant Accounting Policies

The Company

Glen Eagle Advisors, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on May 9, 2004. The Company is a wholly owned subsidiary of Glen Eagle Investments, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Furniture and fixtures	7
Computer equipment	3

Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

2. Restricted Cash

The Company is required to maintain a deposit of $25,000 with its clearing broker. The deposit does not earn interest.

3. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2006:

Computer equipment	$ 4,121
Furniture and fixtures	7,160
	11,281
Less: Accumulated depreciation	(2,928)
Property and Equipment – Net	$ 8,353

Depreciation expense charged to operations amounted to $1,676 for the year ended December 31, 2006.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $67,439 and $5,000, respectively. The Company's net capital ratio was .45 to 1.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

6. Commitments

The Company entered into a new lease for office facilities under a non-cancelable lease expiring on January 31, 2010. The following is a schedule of future minimum rental payments required under the above operating lease:

Year ending December 31:

2007	$	26,407
2008		27,054
2009		27,702
2010		2,313
Total	$	83,476

Rent expense amounted to $30,811 for the year ended December 31, 2006.

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

END